EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of JS Beauty Land Network Technology Inc.

We consent to the incorporation by reference in the Form S-1 Post Effective Amendment # 1 of JS Beauty Land Network Technology Inc. as to our report dated March 26, 2019 with respect to the consolidated Balance Sheet of JS Beauty Land Network Technology Inc. and Subsidiaries as of December 31, 2018 and the related Statements of Operations and Comprehensive Income , Statement of Changes in Shareholders’ Equity and Statement of Cash Flows for the period then ended. Our report dated March 26, 2019 , relating to the financial statements includes an emphasis paragraph relating to an uncertainty as to the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Registration Statement.

/s/ TAAD LLP

Diamond Bar, California
June 4 , 2019